July 22, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Craig D. Wilson, Sr. Asst. Chief Accountant

Ms. Megan Akst, Senior Staff Accountant

Ms. Melissa Kindelan, Senior Staff Accountant

RE:	BroadSoft, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed February 25, 2015

File No. 001-34777

Dear Mr. Wilson:

BroadSoft, Inc. (the “Company”) hereby acknowledges that it has received comments from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated July 8, 2015 with respect to the above-referenced filing (the “Comments”). Contemporaneously herewith, the Company’s outside counsel, Cooley LLP, is submitting a response letter addressing the Comments to the Staff via EDGAR.

Pursuant to the Staff’s letter, the Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BROADSOFT, INC.

By:	/s/ James A. Tholen
James A. Tholen
Chief Financial Officer

cc:	Mary Ellen Seravalli, BroadSoft, Inc.

Darren K. DeStefano, Cooley LLP